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                                                                    AUDIENCE ALL

LONDON COMPLIANCE MANUAL


1                                           General Compliance  - All Staff
1.3                                         Staff Dealing
1.3.1                                       Personal Account Dealing Rules



 RULE NO.
                      In order to comply with the rules of the Financial
                      Services Authority (and in the case of JBIMI staff who are
                      Access Persons, Rule 17j-1 under the US Investment Company
                      Act of 1940) on personal account transactions, you are
 FSA                  required to comply with the following restrictions.  These
 US ICA 17j-1         are considered to be part of your Contract of Employment
                      and you are required to sign an Undertaking to that effect:

                      1. Permission to Deal
                      Specific permission is needed for each purchase or sale transaction. Such permission will be valid for one week only. Where permission has been given the other requirements set out below (e.g.) reporting still need to be complied with, and you will need to ensure that you do not contravene the dealing or disclosure restrictions relating to insider dealing under the Criminal Justice Act 1993.

                      2. Rights Issues, Takeovers etc
                      Please note that the restrictions on p.a. dealing extend to making any formal or informal offer to buy or sell, taking up rights on a rights issue and exercising conversion or subscription rights and exercising an option.

                      The restrictions also extend to buying or selling an investment under any offer, including a takeover or tender offer, which is made to the public or all (or substantially all) the holders of the investment concerned.

                      3. Trustees, Personal Representatives and Agents
                      The restrictions on p.a. dealing also extend to dealings by you:

                      a) as a trustee of a trust or as a personal representative of an estate in which you, or an associate of yours, has a significant beneficial interest;

                      b) as a trustee of any other trust or a personal representative of any other estate, unless you are relying entirely on the advice of another person (such as another broker or a solicitor); or

                      c) for the account of another person unless you are dealing as an employee of the Bank/Company.

                      Note: "associate" includes any person (including members of your family, companies or partnerships) whose business or domestic relationship with you would give rise to a community of interest between you.



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                      4. General Exemptions
                      The restrictions do not extend to:

                      a) any transaction by you in a regulated collective investment scheme such as an authorised unit trust, a life assurance policy (including a pension), or an investment trust savings scheme; or

                      b) any discretionary transaction entered into without consultation with you.

                      5. Selling To or Buying From a Customer
                      You may not sell to or buy from any customer of Julius Baer London for your own account unless the customer is an authorised person (regulated by the FSA), or an overseas investment business.

                      6. Reporting of Transactions
                      You must forthwith report to the appropriate Compliance Officer in writing any purchase or sale of an investment which you propose to enter into. This can be done by sending a completed Personal Account Deal Permission Form (see example attached at 1.3.3) Arrangements must also be made for the Compliance Officer to promptly receive a copy of the contract note (or similar report) in respect of any transaction. (See also 1.3.3)

                      7. Dealing Ahead of a Research Recommendation
                      This restriction applies when you know that any member of the Baer Group (collectively defined in this manual as Julius Baer Group), intends to publish a research recommendation and you know, or should know, that the recommendation is likely to cause a price change in the investment to which it relates. In that situation you must not deal the same way as the research recommendation until the recommendation has been published and the customers for whom it was principally intended have had a reasonable opportunity to react to it. Dealing before the research recommendations have become public may also breach insider dealing legislation.

                      8. Dealing Ahead of a Customer's Order
                      If you know that Julius Baer Group has accepted a customer's order or has made a decision to deal for a discretionary customer, you must not deal the same way in advance of that customer's order.

                      9. Dealing Contrary to a Customer's Interest
                      You must not deal in an investment at a time or in a manner which you know is likely to have a direct adverse effect on the particular interests of one of the Julius Baer Group's customers. However, you do not breach this restriction merely by entering into a transaction in an investment which you know will probably cause a fall in the price of an investment owned by a customer or a rise in the price of an investment in which a customer has a short position.

                      10. Personal Benefits
                      If your functions involve giving investment advice, including the preparation of research material, or entering into transactions in investments for the Julius Baer Group's own account or the account of those for whom they deal, you must not accept from any person any benefit or inducement which is likely to conflict with your duties to the Julius Baer Group or any of the Julius Baer Group's customers. "Benefit or inducement" means credit or any other financial advantage, any opportunity to make, receive or increase any gain or revenue or to avoid or reduce any loss or expense, money or other property of gift, and any service, facility, system or information. If in any doubt you should consult with the Compliance Officer.



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                      11. Counselling and Procuring

                      If you are precluded by the above from yourself entering into any transaction, you cannot:

                      a) advise or cause any other person to enter into such a transaction; or

                      b) communicate any information or opinion to any other person if you know, or have reason to believe, that the other person will, as a result, enter into such a transaction or cause or advise someone else to do so.

                      This does not apply to actions which you take in the course of your employment with the Julius Baer Group. For example, the fact that you are yourself prohibited from dealing in a certain stock as a result of one of the provisions above does not mean that you are precluded from giving bona fide advice to a customer to deal.

                      12. US Access Persons

                      If you are an Access Person for the purposes of US legislation, you are required when you first become an employee to provide a report of all securities held at that time, and thereafter a report of securities held at the end of each calendar year.